OMB APPROVAL
                                                      --------------------------
                                                      OMB Number 3235-0287
--------                                              Expires: January 31, 2005
 FORM 4    U.S. SECURITIES AND EXCHANGE COMMISSION     Estimated average burden
--------        Washington, D.C. 20549                 hours per response.. 0.5
[ ] Check box if                                      --------------------------
    no longer subject
    to Section 16.
    Form 4 or Form 5
    obligations may continue.
    See Instruction 1(b).

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*



   Swergold       Leopold
   ------------------------------------------
   (Last)         (First)         (Middle)


   230 Park Avenue
   ------------------------------------------
                  (Street)


   New York             NY             10169
   ------------------------------------------
   (City)            (State)           (Zip)



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2. Issuer Name and Ticker or Trading Symbol

     Select Medical Corporation - NYSE (SEM)

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3. IRS Identification Number of Reporting
   Person, if an entity (voluntary)


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4. Statement (Month/Day/Year)

     February 21, 2003
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5. If Amendment, Date of Original (Month/Day/Year)

     /  /
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6. Relationship of Reporting Person(s)
   to Issuer
   (Check all applicable)

      X   Director               10% Owner
          Officer (give title    Other (specify
                  below)               below)

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7. Individual or Joint/Group Filing
   (Check Applicable Line)

      X  Form filed by One Reporting Person
         Form Filed by More than One Reporting
         Person

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
             Table I - Non-Derivative Securities Acquired, Disposed of, or
                                Beneficially Owned
 -----------------------------------------------------------------------------------------------------------------------------------

 1. Title of Security  2. Trans-   2A.      3.Transaction 4. Securities       5. Amount of     6. Ownership        7. Nature of
    (Instr. 3)            action   Deemed     Code           Acquired (A)        Securities       Form: Direct        Indirect
                          Date     Execution  (Instr. 8)     or Disposed of      Beneficially     (D) or Indirect     Beneficial
                          (Month/  Date, if                  (D) (Instr. 3,      Owned Follow-    (I) (Instr. 4)      Ownership
                          Day/     any                       4 and 5)            ing Reported                         (Instr. 4)
                          Year)    (Month/                                       Transaction(s)
                                   Day/                                          (Instr. 3 and 4)
                                   Year)
                                             Code   V        Amount  (A)or Price
                                                                     (D)






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

Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially  owned directly or  indirectly.

*If the form is filed by more than one reporting person, see
Instruction 4(b)(v).

                                                                          (Over)

      Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls,  warrants, options, convertible securities)
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
1.Title of   2.Conver-  3.Trans-  3A.     4.Transac- 5.Number  6.Date         7.Title    8.Price  9.Number  10. Owner- 11.Nature
  Derivative   sion or    action  Deemed    tion       of        Exer-          and        of       of          ship      of
  Security     Exercise   Date    Execu-    Code       Deriv-    cisable        Amount     Deriv-   Deriv-      Form      Indir-
  (Instr. 3)   Price of   (Month/ tion      (Instr.    ative     and Ex-        of         ative    ative       of De-    ect
               Deriv-     Day/    Date, if  8)         Secur-    pira-          Under-     Secur-   Secur-      riva-     Bene-
               ative      Year)   any                  ities     tion           lying      ity      ities       tive      ficial
               Security           (Month/              Ac-       Date           Secur-     (Instr.  Bene-       Secu-     Owner-
                                  Day/Year)            quired    (Month/        ities      5)       ficially    rity:     ship
                                                       (A) or    Day/           (Instr.             Owned Foll- Direct    (Instr.
                                                       Disposed  Year)          3 and 4)            owing Re-   (D) or    4)
                                                       of (D)                                       ported      Indirect
                                                       (Instr.                                      Transac-    (I)
                                                       3, 4 and                                     tion(s)     (Instr.
                                                       5)                                           (Instr. 4)  4)

                                             Code V    (A) (D)   Date   Ex-     Title  Amount
                                                                 Ex-    pir-           or
                                                                 ercis- ation          Number
                                                                 able   Date           of
                                                                                       Shares

Non-qualified
Stock Options
(right to buy) $13.35     2/21/03             A        7,000     (1)    2/20/13 Common 7,000        7,000       (D)
                                                                                Stock
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
  Explanation of Responses:

(1) The option grant of 7,000 options vests over five years in equal parts of 1/5th of the total per year, beginning on 2/21/04.



                         /s/ Leopold Swergold                     2/24/03
                         ---------------------------------     ---------------
                         ** Signature of Reporting Person           Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.




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